Writer’s Direct Dial: 414.277.5409
E-Mail: cwiener@quarles.com

July 2, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010

RE:         Finmetal Mining Ltd.
Form 10-KSB for the Year Ended December 31, 2006
Filed April 17, 2007
Form 10-KSB for the Year Ended December 31, 2007
Filed April 15, 2008
Response Letters Dated May 15, 2008 and June 12, 2008
File No. 000-51203

We write on behalf of Amazon Goldsands Ltd., formerly known as Finmetal Mining Ltd., (the "Company") in response to the comments received from the Commission in a letter dated June 12, 2008 regarding the Company's Form 10-KSB for the fiscal year ended December 31, 2006 and Form 10-KSB for the fiscal year ended December 31, 2007.  On behalf of the Company, we are providing the Commission this response letter.

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10- KSB for the year Ended December 31, 2006

Note 2. Summary of Significant Accounting Policies, page 30

Mineral Claim Payments and Exploration Expenditures, page 31

UNITED STATES
July 2, 2008

1.
WE NOTE YOUR RESPONSE TO PRIOR COMMENT TWO OF OUR LETTER DATED DECEMBER 19, 2007.  IT APPEARS FROM YOUR RESPONSE THAT YOU ARE IMPAIRING MINERAL PROPERTY ACQUISITION COSTS THAT RELATE TO UNPROVEN MINERAL PROPERTIES.  PLEASE CONTACT US TO DISCUSS.

In response to this comment, the Company confirms that its accounting policy is to account for its mineral rights in accordance with SFAS No. 144 "Accounting for the impairment or disposal of long-lived asset" and that it has previously accounted for mineral property acquisition costs consistent with SFAS No. 144.

Stock based Compensation, page 32

2.
WE NOTE YOUR RESPONSE TO PRIOR COMMENT THREE OF OUR LETTER DATED DECEMBER 19, 2007.  PLEASE TELL US WHETHER OR NOT YOU CONSIDER THESE RESTRICTED SHARES TO BE VESTED OR NON-VESTED FOR PURPOSES OF COMPUTING YOUR SHARES OUTSTANDING AND WHETHER OR NOT YOU INCLUDED THEM IN YOUR COMPUTATION OF WEIGHTED AVERAGE SHARES OUTSTANDING-BASIC.  PLEASE TELL US THE ACCOUNTING GUIDANCE THAT YOU ARE RELYING UPON IN SUPPORT OF YOUR CONCLUSION.

In response to this comment, the Company discloses on a supplemental basis that for the purposes of determining the number of outstanding shares, the restricted shares were considered to form part of the outstanding share capital and were included in the computation of weighted average shares outstanding - basic.  These shares were considered as legally issued on the grant date pursuant to a resolution of the directors and accounted for in compliance with FASB 123R.

Form 10-KSB for the Year Ended December 31, 2007

Consolidated Statements of Operations, page 36

3.
WE NOTE THAT YOU HAVE CLASSIFIED YOUR STOCK COMPENSATION AND STOCK OPTION EXPENSE AS A SEPARATE LINE ITEM IN YOUR STATEMENTS OF OPERATIONS.  PLEASE REVISE TO PRESENT THE EXPENSE RELATED TO SHARE-BASED PAYMENT ARRANGEMENTS IN THE SAME LINE OR LINES AS CASH COMPENSATION PAID TO THE SAME EMPLOYEES.  REFER TO SAB TOPIC 14-F.

In response to this comment, the Company acknowledges that it will classify stock based compensation as a separate line item in its statements of operations, and that prospectively it will present the expense related to share-based payment arrangements in the same line or lines as cash compensation (and revise comparative figures accordingly).

UNITED STATES
July 2, 2008

If you have any questions regarding this comment letter, please feel free to contact me at 414-277-5409.  Thank you.

Sincerely,

QUARLES & BRADY LLP

/s/  Chad J. Wiener
Chad J. Wiener

CWIENER:kls